Exhibit 10.32

Industrial Research Assistance Program

Repayable Contribution Agreement

Project No.: 376225

This Agreement is made in duplicate -

Between:	National Research Council Canada Industrial Research Assistance Program 1411 Oxford Street Halifax, Nova Scotia V3H 3Z1 (herein called the NRC)
And:	Navitrak International Corporation 603 Argus Road, Suite 201 Oakville, Ontario L6J 6G6
And:	Navitrak Engineering Incorporated 1660 Hollis St., Suite 904 Halifax, Nova Scotia B3J lV7 (herein called the Firm)
1.	This Agreement comes into effect on the 4th day of January 2000 and terminates on the 1st day of April 2007 unless extended in accordance with the Basis of Payment and Repayment.
2.

The NRC agrees to contribute up to a maximum of $202,000. for the performance of work undertaken by the Firm as described in the attached Statement of Work (SW) (hereafter referred to as "the Work") and in accordance with the Basis of Payment and Repayment (BP) and Conditions of Contribution (CC).

3.	The Firm agrees to undertake the Work and understands and accepts all the Conditions of Contribution.
4.

Subject to the Conditions of Contribution (CC), the Firm agrees to pay to NRC the amounts required to be paid by the Firm under the Basis of Payment and Repayment (BP) plus any applicable administrative costs and interest penalties specified therein.

5.	This Agreement shall become null and void if not signed and returned to NRC within thirty (30) days of the signature date of the authorized officer of the NRC.
National Research Council Canada	Navitrak International Corporation
/s/ David P. Healy	/s/ Alastair N. Jenkins
David P. Healy	Alastair N. Jenkins
Regional Director - Maritimes	President
Date: March 2, 2000	Date: March 6th, 2000
Navitrak Engineering Incorporated
/s/ Richard A. MacDonald
Richard A. MacDonald
President
Date: March 3, 2000

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Statement of Work	SW-1

Project No.: 376225

Project Title: Navitrak GPS Navigator

Description of the Work

The proof of concept [POC] has been based upon a "Tri-folding" version of the Firm's Global Positioning System [GPS) Navigator. Starting with the POC "foam-core" model, the Firm will undertake the necessary technical and focus group marketing work in order to finalize the design for pre-production manufacture. Concurrent engineering philosophy will be applied throughout the project. The work will be performed by Navitrak Engineering Incorporated.

Task 1 Finalization of Product Concept

The Firm will perform the necessary modification work to optimize the manufacturability of the unit. Industrial Design Freeze must occur during this task. Industrial Design factors will be implemented and the work will to include essential human factors and safety aspects.

Key determinations which, will be made include but are not limited to:

•	Moving the GPS antenna from the top cover to the base unit with the objective of reducing mold cost
•	Addition of a pointing device to the Printed Circuit Board assembly with the aim of improving usability
•	Relocation of GPS antenna and pointing device to the PCB assembly
•	Modularizing the battery assembly with the aim of creating long-term design flexibility
•	Finalizing the ergonomic design and the smart card "look" with the aim of creating a "card-centric" product
•	Lens size, shape and optics must be finalized
•	User Interface must be finalized

Semi-automated equipment is required in order to manufacture and assemble the smart card. The Firm shall undertake the conceptual design work, which will include but not be limited to:

•	Development and acquisition of alignment and die-cut of film and protective layer(s)
•	Acquisition of fixtures and jigs to hold plastic component(s)
•	Acquisition of ultra sonic welding capability
•	Development of an ability to download map information to card microchip

Expected Applied Resources: This work is to be accomplished by Navitrak Engineering incorporated staff and David Roach, industrial design subcontract resource and the NRC Institute for National Measurement Standards subcontract for the lens design.

Planned start date:	4 January 2000
Planned completion date:	31 March 2000

Expected Deliverable(s): The deliverables at this stage will be completed generic engineering design drawings, renderings and simulations.

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Statement of Work	SW-2

Estimated Task Cost(s):
Salaries		$20,000.
Services and Contracts		$54,500.
Material and Supplies		$28,000.
Consumed Value of Capital Items		$0.
Travel & Living		$1,000.
Overheads		$15,000.
Total		$118,500.
Task 2	Prototype Evolution Build
Sub-Task 2-1	Navigator Version 3.0 (Alpha Level Prototype)

Predicated upon the fact that the Firm is changing the design drastically from its last proof of concept prototype form: The aim of this Sub-Task will be for the Firm to create a limited number of Alpha level prototypes of the generic industrial design of the product: The work of this task will involve creating detailed mechanical models based upon revised industrial design renderings.

The Firm, using the aforementioned models, shall develop Rapid Prototype Parts and an improved version of the Firm's Alpha-build electronics will be designed and incorporated into the assembly.

The Firm shall use these models to:

•	confirm mechanical architecture (antenna location, buttons, plastic design);
•	confirm manufacturing requirements (mechanical and electronic);
•	optimize GPS development tools and custom antenna;
•	perform focus group market testing;
•	perform usability testing; and
•	create a platform to evolve the platform design.

The results of this sub-task shall become the basis for changes for the next level "Beta" prototype level Sub-Task 2-2.

Sub-Task 2-2 Navigator Version 4.0 (Beta Level Prototype)

The Firm will further refine the Alpha level prototype with a focus on correcting deficiencies in associated form, fit and function.

The Firm will undertake the following technical work to create Beta level industrial prototypes:

•	confirm final design (mechanical and electronic);
•	undertake detailed Usability testing by focus groups and early adopters;
•	refine testing methods and incorporate technically relevant feedback from focus groups;
•	undertake environmental simulation & testing to ascertain service viability; and
•	refine software design.

Sub-Task 2-3 Navigator Pre-Production Prototype

Plastic components will be designed for manufacturability. The Firm shall undertake the work necessary to create an understanding of the design simplification necessary at this early industrial design stage.

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Statement of Work	SW-3

The overall task objective shall be the creation of a process plan which, with a good degree of technical confidence, will result in reduced cost of tooling and subsequent reduction on plastic part costs.

The Firm will investigate other production tooling including, jigs and fixtures for automated and semi-automated assembly and fixtures for electronic hardware assembly.

This task will involve creation of a limited run (maximum 40) field test units using silicone soft tooling based on a generic production situation. These parts are expected to be damaged or destroyed in the process of obtaining focus group and early adopter feedback data.

The aim of this task will be to obtain confidence regarding the manufacturing process and refine cost and quality control issues. Electronics manufacturing will simulate production or near-production situation.

The Firm shall undertake the work necessary to:

•	ensure the manufacturability of the entire assembly;
•	establish quality an reliability assurance requirements;
•	further refine the software platform for reliability, maintainability and availability; and
•	obtain valid concurrent engineering results from further market focus group testing.

Expected Applied Resources:

The work will be accomplished by Navitrak Engineering Limited, Dave Roach, industrial design subcontract resource, and subcontract to Concept+ of Moncton, New Brunswick or a company of similar capability.

Planned start date:	4 January 2000
Planned completion date:	19 May 2000

Expected Deliverable(s):

Sub-Task 2-1 The deliverables will be a small quantity of rapid prototype models.

Sub-Task 2-2 The deliverables will be a small quantity of rapid prototype models. More mature, refined tolerances and ability to use the parts to make casts for sub-task 2-3 field test units. Sub-Task 2-3 A Process Plan.

Estimated Task Cost(s):
Salaries	$10,385.
Services and Contracts	$56,000.
Material and Supplies	$202,000.
Consumed Value of Capital Items
Travel & Living	$1,000.
Overheads	$7,788.
Total	$277,173.
Task 3	Usability and Software Design and Development
Sub-Task 3-1	Usability/User Centered Design

Predicated upon the fact that success of the product will be directly related to the ability of the end user to intuitively understand the product, the Firm shall undertake design implementation based upon concurrent engineering philosophy. This task includes the continuous market feedback and usability testing in order to ensure that usability issues are identified early in the process.

Where appropriate, usability tests will be performed using both the Firms in house resources and outside assistance to design and perform usability tests. Results from work undertaken within this task will be feed concurrently, at appropriate times, to Tasks 1 and 2.

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Statement of Work	SW-4

Sub-Task 3-2  Software Development

The Firm will undertake the work necessary to:

•	implement the firmware for system operation;
•	create software for integration with desktop application; and
•	implement the user interface.

Expected Applied Resources: The work will be accomplished by in house staff

Planned start date:	4 January 2000
Planned completion date:	19 May 2000

Expected Deliverable(s): functional software integrated into the system electronics/firmware and operating at a post beta level or reliability, accuracy and repeatability.

Estimated Task costs:
Salaries		$53,292.
Services and Contracts		$21,000.
Material and Supplies		$6,000.
Consumed Value of Capital Items
Travel & Living		$1,000.
Overheads		$39,970.
Total		$121,262.
TASK 4	Transition to Manufacture
Sub-Task 4-1	Manufacturing Partnership Arrangements

Until said partnerships are consummated, the ability of the Firm to tailor the product to a manufacturer's specific requirements is limited since the schedule, cost and quality of the product are directly related to the timeliness and quality of the manufacturing partnerships. The Firm will undertake the background work necessary to develop a plan in respect of formulating critical partnerships on the manufacturing procurement. The areas within which the Firm shall investigate these partnerships shall include but not be limited to:

•	electronics manufacturing;
•	plastics manufacturing; and
•	assembly manufacturing.
Sub-Task 4-2	Manufacturing Setup

This task involves all of the work associated with the Firm selecting manufacturing partners. The choice of alliance shall be based upon:

•	a lead times;
•	quality Assurance process;
•	cost; and
•	logistics (e.g. geographic location vis-à-vis markets, etc.).

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Statement of Work	SW-5

The Firm shall undertake the following work:

•	short listing and selecting partners;
•	undertaking site visits to electronic, plastic and assembly suppliers;
•	preparing Requests For Proposal; and
•	working with the selected suppliers to ramp-up production (Pre-production and initial production run).

Expected Applied Resources:

The work will be accomplished by the project team, Dave Roach, industrial design subcontract resource.

Planned start date:	4 January 2000
Planned completion date:	30 July 2000

Expected Deliverable(s):

Report delineating the best practices to obtain the best marginal cost of the product and addressing price elasticity with respect to the competition.

Estimated Task Cost(s):
Salaries	$12,692.
Services and Contracts	$67,000.
Material and Supplies	0.
Consumed Value of Capital Items	0.
Travel & Living	$7,000.
Overheads	$9,519.
Total	$96,211.

Summary of total cost of the Work

Salaries	$96,369.
Services and Contracts	$198,500.
Material and Supplies	$236,000.
Consumed Value of Capital Items	0.
Travel & Living	$10,000.
Overheads	$72,277.
Total	$613,146.

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Basis of Payment and Repayment	BP-1

Project No.: 376225

(Note:     The Goods and Services Tax (GST), Harmonized Sales Tax (HST), or Quebec Sales Tax (QST) will not normally be reimbursed by NRC and the Firm must delete any GST, HST, or QST costs from invoices prior to submission to NRC for payment. However, if the Firm has paid GST, HST, or QST in relation to allowable costs incurred (as defined below) and can clearly demonstrate to NRC's satisfaction that it is not entitled to any input tax credits or other form of rebates for these taxes, then NRC will consider those taxes paid as an allowable cost.)

1.0	Terms of Payment
1.1

NRC agrees to reimburse the Firm thirty-three percent (33.0%) of their total allowable costs incurred in the direct performance of the Work up to a maximum of $202,000. Allowable costs under this agreement are: salaries (excluding employer contributions to statutory benefit programs and any applicable payroll taxes), service contracts, material and supplies, consumed value of capital items actually and reasonably incurred in the performance of the work described in the statement of work. Overheads and other indirect expenses, not to exceed the amount specified in the Statement of Work, are also allowable costs in this Agreement.

Note:	Overhead costs exceeding 65% of the salary costs directly incurred by the Firm in the performance of the Work will not be considered by NRC as costs of the Work without its prior written consent.
Note:	NRC's maximum contribution will be the lesser of 33.0% of the total costs incurred in the performance of the Work or $202,000.
1.2	The Firm agrees to invoice NRC monthly in arrears for costs incurred and as specified in clause 1.1 above.
1.3

The Firm agrees to provide NRC the reports on the dates outlined below. The Firm acknowledges that failure to comply with these requests will cause the payments of current and subsequent claims to be delayed or stopped.

a)

a summary of the actual total costs incurred in the performance of the Work from the start of this Agreement and a summary of the total forecasted expenditures to complete the Work must be submitted beginning 1 April 2000 and quarterly thereafter until the end of the project.

b)

Firm's audited annual financial statements within one hundred and twenty (120) days of the end of the Firm's each fiscal year end until the end of this Agreement. The first financial statements must be submitted on 1 April 2000.

c)

a final report delineating the best manufacturing methodologies and geographic locations commensurate with the best marginal costs associated with monthly production rates and the associated fixed and variable costs. Addressing the price elasticity imposed by the focus group responses and then extant market competition. This report shall be submitted on or before the earlier of the end of the project or 31 August 2000.

d)	a Final Impact statement addressing the value and relevance of NRC assistance to the Firm. Submitted with the 1.3(c) report.

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Basis of Payment and Repayment	BP-2

2.0	Sources of Funding for the Work
2.1	The Firm agrees that the following table fairly represents the anticipated sources of funds for the Work.
Sources		Amount	Percent
This Contribution		$202,000.	33.0%
Tax Credits		$0.	0.0%
Other Government Assistance		$0.	0.0%
Firm's Internal Resources		$267,245.	43.5%
Other Private Sector Funding		$143,901.	23.5%
Total Cost of the Work		$613,146.	100.0%

2.2

The Firm acknowledges that securing any other funding for the Work is entirely a matter between it and the other sources of funds and that NRC cannot give any assurance about eligibility, suitability, terms, or amounts.

3.0	Summary of NRC's Support by Fiscal Year

The following table summarizes the maximum contribution to be made by NRC in each given NRC fiscal year (April 1 to March 31).

Fiscal Year 1999/2000 (04January 2000 to 31 March 2000)	Up to:	$68,000.
Fiscal Year 2000/2001 (01 April 2000 to 31 August 2000)	Up to:	$134,000.

Claims for payment, in accordance with clause 1.1, for project costs incurred in a given fiscal year must be submitted by April 10 of the following fiscal year. The maximum amount per fiscal year cannot be exceeded without prior written approval of NRC.

No unclaimed portion of these maximum annual amounts will be added to subsequent fiscal year limits without the express written consent of NRC.

4.0	Supporting Documentation
a)	The Firm agrees to provide proofs of costs incurred when requested by NRC.
b)	Each claim is to be accompanied by a brief report, in a manner specified by NRC, of the Work completed during the claim period.
c)	Payment of claims for payment by NRC is contingent upon receipt of any required reports.
5.0	Repayment
5.1	Beginning on 2nd day of January 2002 and at the beginning of every quarter thereafter up to and including 1st day of April 2007 the Firm shall repay to NRC:

Two [2.0%] percent of the Firm's gross revenues for the quarter preceding the repayment. Gross revenues are defined as all revenues, receipts, monies and other considerations of whatever nature earned or received by the Firm, whether in cash, or by way of benefit, advantage, or concession, without deductions of any nature, net of any returns or discounts actually credited and any sales, excise, ad valorem or similar taxes paid but without deduction for bad debts or doubtful accounts, as determined in accordance with generally accepted accounting principles, applied on a consistent basis.

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Basis of Payment and Repayment	BP-3

If by 1st day of April 2007, the total amount repaid to NRC is less than the NRC contribution to the Firm, the Firm will continue to make repayments to NRC under the same terms until the earlier of the full repayment of the NRC contribution or ten years after the start of the repayment period. If at any time during the life of this Agreement the total amount repaid to NRC pursuant to this article equals or exceeds $303,000., the Firm shall cease to have any further obligation to make repayments to NRC pursuant to this article.

5.2	The Firm agrees to provide to NRC a report of gross revenues for the repayment period defined in 5.1, above. This repayment and report are due within 60 days from the end of the applicable period.
5.2	The Firm agrees to provide to NRC at the end of each Firm fiscal year, an audited report of gross revenues for that fiscal year,
5.4

The Firm agrees that in its revenue reports to NRC, all transactions with related persons (as that term is defined in the Income Tax Act) will be reported, treated and valued at the greater of the typical recent price for sales by the Firm, or by any company related to the Firm, of the product or service in question to unrelated third parties or of the fair market value (defined as the highest price obtained for a similar product in a preceding calendar year).

5.5

The Firm agrees that if it licenses the production and sale of any of its products or services to a third party, that it will pay to NRC an amount equal to the amount it would have paid to NRC had it made the sales itself in the repayment period in question.

5.6

Interest at one percent (1%) per month compounded monthly (annual rate of 12.68%), must be paid on overdue amounts. An amount is overdue if unpaid 30 days after the repayment is due according to article 5.0. NRC may revise that rate upon 2 months' notice. The Firm shall pay an administrative charge of $25 for any cheque that is refused payment by the Firm's bank or financial institutions.

5.7	The amount paid by the Firm to NRC pursuant to article 5.1 does not include interest charges or penalties or any other amounts paid or owed by the Firm to NRC whether related to this Agreement or not.
5.8	Payments must be made by cheque payable to "Receiver General - National Research Council of Canada" and addressed to:

Finance Branch,

National Research Council,

1200 Montreal Road,

Ottawa, Ontario KlA OR6

6.0	Special Conditions
6.1	For the purposes of this contract the Firm means Navitrak International Corporation AND its wholly owned subsidiary Navitrak Engineering Incorporated.
6.2	An updated marketing plan shall be delivered to the NRC on or before 15 April 2000.

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National Research Council Canada	Conseil national de recherches Canada	CC-1 of 3

Conditions of Contribution

This Agreement is conditional upon the Firm's adherence to all conditions set out below. A breach of any of the following conditions, or a submission to NRC of false or misleading information, is grounds for suspension or immediate termination of NRC's financial assistance for the Work, in addition to any other action permitted by law. NRC will notify the Firm, in writing, of any such suspension or termination. Termination of this Agreement due to breach of any of these conditions by the Firm will render the total amount of all contribution payments made by NRC to the Firm pursuant to this Agreement immediately due and payable to the Receiver General - National Research Council of Canada. Failure on the part of NRC to act on any breach does not constitute a waiver of NRC's right to act on that or any other breach of the following conditions.

1

The Firm must undertake the Work. Any significant change proposed in relation to anything that is written in the Statement of Work or the Basis of Payment and Repayment requires an amendment to this Agreement signed by both the Firm and NRC.

2.

The Firm must abide by all of the provisions of the Basis of Payment and Repayment and the Conditions of Contribution of this Agreement. Failure to do so constitutes a breach of the conditions of this Agreement.

3.

The Firm must notify NRC in writing if it seeks or receives financial assistance for the Work from any level of government, beyond that indicated in the Basis of Payment and Repayment. In such cases, NRC reserves the right to reduce the amount of its contribution.

4.

The Firm must maintain adequate records and accounts related to its performance of the Work, in accordance with generally accepted accounting practices. The Firm must make such records available to authorized representatives of NRC for inspection, auditing, or copying and must permit authorized representatives of NRC to have access to the Firm's facilities and personnel for the purpose of inspection and interviewing. This clause 4 remains in effect for three years after the end of the repayment period of this Agreement.

5.	The Firm must maintain data relating to the economic and job creation benefits traceable to this Agreement for its duration and must provide NRC with such data upon request.
6.

The Firm must demonstrate, to the satisfaction of NRC, acceptable performance of the Work, and the capability of continuing the Work. The Firm must permit NRC to inspect the facilities used by the Firm in the performance of the Work, and to discuss the Work with NRC representatives.

7.

The Firm must contribute its agreed portion of the total cost of the Work. If it is found upon the completion of the Work that the Firm has not contributed its agreed share of the total cost of the Work, as mentioned in the Basis of Payment and Repayment, NRC may require the Firm to repay NRC the overpayment of the contribution within 30 days. The remaining part of the contribution will be repaid to NRC in accordance with the Basis of Payment and Repayment

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National Research Council Canada	Conseil national de recherches Canada	CC-2 of 3

8.

The Firm must make reasonable efforts to protect and exploit the results arising from the Work supported under this Agreement in a manner appropriate to the achievement of the economic and job-creation benefits outlined in the Firm's proposal to NRC and must report to NRC on its efforts as requested by NRC. If, based on these reports, NRC is of the opinion that the Firm is not exploiting the results in a manner conducive to the achievement of the benefits in the Firm's proposal, NRC may require the Firm to license the technology developed under this Agreement to a third party of NRC's choosing upon reasonable commercial terms and conditions, failing which the Firm shall grant NRC a non-exclusive, perpetual, royalty-free license to use the results and associated intellectual property in Canada for any purpose, which license shall include the right to grant sublicenses.

9.	The Firm agrees to obtain prior written consent from NRC if, at any time during the life of this Agreement or within five years after the end of this Agreement, the Firm intends:
(a)	to enter into third party agreements that would limit the Firm's control of the results derived from the Work,
(b)	to do part of the Work outside Canada,
(c)	to manufacture using the results of the Work outside Canada,
(d)

to license, sell, assign, or otherwise grant any right in or transfer title to intellectual property arising out of the Work to any person or organization outside Canada, or to any government other than the Government of Canada

(e)

to undertake any action that would adversely impact its ability to achieve the economic benefits and benefits to Canada outlined in its proposal to NRC or that would materially affect its ability to meet its repayment obligations described in the Basis of Payment and Repayment.

10.

The Firm must indicate in writing, or by a clear label, the confidentiality of any specific information which it wishes to be treated as confidential by NRC. Protection from third party access to confidential business information supplied to NRC is provided by the federal Access to Information Act.

11.

No Member of the House of Commons shall be admitted to any share or part of this Agreement or to any benefit to arise therefrom. No person will receive a direct benefit from this contract if that person is subject to, and not in compliance with, a Conflict of Interest and Post-Employment Code, either the one for Public Office Holders, for the Public Service, or for NRC Employees. (NOTE: post-employment rules mainly affect persons in the NRC "MG" category, the federal public service categories "Senior Manager" and above, ministerial staff, and Governor in Council appointees.)

12.	The Firm warrants that:
a)

it has not, nor has any person on its behalf, offered or promised to any official or employee of Her Majesty the Queen in right of Canada any bribe, gift or other inducement for or with the view to obtaining this Agreement; and

b)	it has not employed anyone on its behalf to solicit or secure this Agreement for a commission, contingency fee or other consideration,
13.	Nothing in this Agreement shall be construed as creating a partnership, joint venture or agency relationship between NRC and the Firm.

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National Research Council Canada	Conseil national de recherches Canada	CC-3 of 3

14.

In its performance of the Work, the Firm must maintain adequate environmental protection measures, including those for biohazardous materials, to satisfy the requirement of all relevant regulatory bodies. If the Work directly involves human subjects or animals, the Firm must meet the conditions set, by one of NRC's Research Ethics Boards or by a Local Animal Care Committee (ACC) operating in accordance with the IRAP Terms of Reference for Local ACCS.

15.

This Agreement terminates immediately if the Firm ceases operations, assigns its rights under this Agreement, enters into receivership, or becomes insolvent or bankrupt. Upon such termination, the total amount of all payments made by NRC to the Firm under this Agreement become a debt due to the Receiver General - National Research Council of Canada.

16.

The Firm shall indemnify NRC in respect of any claim against NRC by a third party resulting directly or indirectly from the Firm's performance of the Work or use by the Firm or a third party of the results arising from the Work funded under this Agreement. The Firm shall not take action against NRC for failure or delay in performance caused by circumstances beyond NRC's reasonable control or for incorrectness of data supplied, advice given, or opinions expressed in relation to the Work.

1 7.

Either party may terminate this Agreement for any reason, by-giving the other party at least sixty days' notice in writing. The Firm shall have no obligation to NRC to perform the Work after notice is given or received, and NRC shall not reimburse costs incurred subsequent to the termination date, nor any costs incurred at a rate greater than the typical rate before the notice was given. Within the termination notice period given by a party, either party may request the other party to consider an amendment to the amount and terms of repayment. If within the termination notice period the parties do not enter into negotiations or do not agree to an amendment, the amount and manner of repayment specified in the Agreement will apply. Any termination is without prejudice to the rights and obligations of the parties that have accrued before termination.

[END]

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National Research Council Canada Industrial Research Assistance Program	Conseil national de recherches Canada Programme d'aide à la recherche industrielle	NRC-CNRC
Amendment No.: 6

19 December 2003

Mr. Joel Strickland, President and CEO

Navitrak International Corporation

1660 Hollis St., Suits 904

Halifax, Nova Scotia

B3J lV7

Dear Mr. Strickland:

Subject:	NRC Contribution Agreement No. 376225 PA

The above-referenced Contribution Agreement is hereby amended as follows:

a)	Under Article 5.0 of the Basis of Payment and Repayment, delete section 5.1 in its entirety and replace with the following:

Beginning on 1st day of January 2004 (the start date of the revised repayment period) hereinafter referred to as "the date", the Firm shall repay the NRC i.a.w. the schedule delineated below:

•	Within 15 days of the date, the Firm will repay the NRC five thousand dollars ($5,000).
•	Within 90 days of the date, the Firm will repay the NRC an additional ten thousand dollars ($10,000).

•        Within 180 days of the date, the Firm will repay the NRC an additional seven thousand dollars ($7,000).

•        Within 270 days of the date, the Firm will repay the NRC an additional six thousand nine hundred and ninety-three dollars ($6,993).

•        Beginning on the 1st day of January 2005 and at the beginning of every quarter thereafter up to and including 1st day of January 2014, the Firm shall repay to NRC:

One and one-quarter [1.25%] percent of the Firm's gross revenues for the three months preceding the repayment date. Gross revenues are defined as all revenues, receipts, monies and other considerations of whatever nature earned or received by the Firm, whether in cash, or by way of benefit, advantage, or concession, without any nature, net of any returns or discounts actually credited and any sales, excise, ad valorem or similar taxes paid but without deduction for bad debts or doubtful accounts, as determined in accordance with generally accepted accounting principles, applied on a consistent basis.

If at any time during the life of this Agreement, the total amount repaid to NRC pursuant to this article should equal or exceeds the NSC contribution to the Firm then the Firm shall cease to have any further obligation to make repayments to NRC pursuant to this article.

All other terms and conditions remain unchanged.

The amended version of the Contribution Agreement is in effect starting 19 December 2003.

Please have a duly authorized officer of your Firm sign both copies of this amendment and return one copy to:

National Research Council – IRAP

1411 Oxford Street

Halifax, Nova Scotia

B3H 3Z1

This amendment shall become null and void if not signed and returned to NRC within thirty days of the date of this letter.

National Research Council Canada
/s/ Andy Woyewoda	Date: December 19, 2003
Andy Woyewoda
Acting Regional Director, Maritimes
Navitrak International Corporation
/s/ Joel Strickland	Date: December 19, 2003
Joel Strickland
President/CEO